

September 23, 2022

Yishai Cohen
Chief Executive Officer
Landa App LLC
6 W. 18th Street, 12th Floor
New York, NY 10011

      Re: Landa App LLC
          Amendment No. 1 to
          Offering Statement on Form 1-A
          Filed September 15, 2022
          File No. 024-11953

Dear Mr. Cohen:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 29, 2022 letter.

Amendment No. 1 to Offering Statement on Form 1-A filed September 15, 2022

Incorporation of Certain Information by Reference, page ii

1.   We note your response to our comment 3 and your revision to your filing. It appears that the financial statements that are incorporated by reference are for the year ended December 31, 2020 and the six months ended June 30, 2021. Further, it appears that these properties were acquired in January 2022. Please tell us how you determined it was unnecessary to provide Rule 8-06 financial statements for the 37 series for the year ended December 31, 2021. Please refer to Part F/S(b)(7) of Form 1-A, which states, in part, "[t]he financial statements of other entities must be presented for the same periods as if the other entity was the issuer..."

2.   We note your response to our comment 3 and your revision to your filing. Please revise to include an auditor consent for the Rule 8-06 financial statements for the 37 series.

Management's Discussion and Analysis, page 28

3.   We note your response to comment 1 and the statement in the Form 1-U filed December 14, 2021 that "the amounts outstanding under the Series' existing promissory notes issued to Landa Holdings, Inc., the Company's manager (the "Manager"), were reduced by the respective principal amounts of the Refinance Notes." Please revise to clarify or advise us why you believe Management's Discussion and Analysis does not require narrative discussion of the refinancing and separate quantification of the amounts outstanding under the Acquisition Notes and Refinancing Notes. Advise us why updated related party transaction disclosure is not required with respect to the repayment of a material portion of the Acquisition Notes.

General

4.   We note your response to comment 5 and reissue the comment. Please advise why you believe the lease agreement for each series is not required by Item 17(6)(b).

      Additionally, please advise us of the details of the offering of "free stock," specifically what exemption from registration you are relying on to issue the Referral Shares.

5.   We note your response to comment 6 and reissue the comment. Please provide us with your legal analysis as to why you do not need to provide updated disclosure for Landa App LLC's open and closed offerings for all of your issued series.

      You may contact Babette Cooper at 202-551-3396 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or James Lopez at 202-551-3536 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Mark Schonberger